

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUL 0 1 2002
WASH. D.C. 164 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ____________________

Commission file number~~: 1-4455~~

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Ameron International Corporation
245 South Los Robles
Pasadena, CA 91101-2820

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE -	
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2001	9-10

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Ameron International Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$22,372,417	$24,301,265
Collective trusts	6,874,340	3,927,215
Guaranteed investment contract	399,268	798,355
Participant loans	1,094,498	959,168
Ameron common stock	4,328,322	3,357,901
Total investments	35,068,845	33,343,904
Receivables:		
Employer contributions	647,887	436,048
Employee contributions	165,001	249,178
Accrued interest and dividends	57,599	67,104
Total receivables	870,487	752,330
Cash	-	15,068
Total assets	35,939,332	34,111,302
LIABILITIES -		
Due to broker for securities purchased	198,083	-
Total liabilities	198,083	-
NET ASSETS AVAILABLE FOR BENEFITS	$35,741,249	$34,111,302

See notes to financial statements.

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income:		
Interest and dividends	$ 204,076	$ 233,555
Net appreciation in fair value of investments	352,741	1,286,613
Total investment income	556,817	1,520,168
Contributions:		
Employee contributions	2,549,080	2,523,519
Employer contributions	934,432	748,399
Rollovers	148,339	229,072
Total contributions	3,631,851	3,500,990
Total additions	4,188,668	5,021,158
DEDUCTIONS -		
Benefits paid to participants	(2,558,721)	(3,290,641)
NET INCREASE IN NET ASSETS	1,629,947	1,730,517
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	34,111,302	32,380,785
End of year	$35,741,249	$34,111,302

See notes to financial statements.

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

General - The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supercede the Plan Document. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration - The Plan is administered by a Plan Committee appointed by the Company's Board of Directors. The Plan Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments - Northern Trust Company (the "Trustee"), together with its affiliates, serves as trustee, custodian, and fund manager for certain Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the Ameron Common Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Eligibility - All salaried and non-union hourly employees of the Company who work at least 1,000 hours per year are eligible to participate.

Employee Contributions - Participants may contribute up to 15 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment funds described in Note 3, in increments of at least 10 percent of the amount contributed. Participants may elect to change future contribution percentages on a monthly basis.

Employer Contributions - The Company makes matching contributions equal to 50 percent of each participant's contribution up to the first 2 percent of the employee's annual compensation. Such contributions are made in the form of cash and credited monthly to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity (ROE)	Company Matching Contribution as a Percentage of Employee Contribution
ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements. The Company matching contributions are allocated to each eligible participant's account in the same manner as that participant's contributions are currently being invested.

Vesting - Each participant shall vest in employer contributions at a rate of 20 percent per year, beginning after the first year of service. As such, participants are fully vested in employer contributions upon completing five years of service. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Termination - Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and nonforfeitable.

Participant Loans - Participants may elect to borrow from their investment fund accounts an amount between $1,000 and the lesser of $50,000 or 50 percent of the participant's account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. The term of the loan may not exceed five years, unless the loan facilitates the purchase of the participant's primary residence. The interest rate on the loan is fixed at prime plus 1 percent, and the loan is secured by the participant's vested account balance. Interest rates on loans currently outstanding range from 6 to 10.5 percent. Principal and interest are paid ratably through monthly payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Withdrawals and Distributions - Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures - Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Such forfeitures resulted in a reduction of employer contributions of $35,269 and $91,700 for the years ended December 31, 2001 and 2000, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation - The Plan's investments are stated at fair value. The Trustee determines the fair value of investments based on available quoted market prices. Shares of registered investment companies are valued at their quoted market price. Interests in collective trusts are valued at fair value as reported to the Plan by the Trustee. Interests in guaranteed investment contracts are carried at contract value. Company stock is valued at its quoted market price. Participant loans are valued at face value, which approximates fair value.

Payments of Benefits - Benefits are recorded when paid.

Administrative Expenses - The Company paid the administrative expenses of the Plan in both 2001 and 2000. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the years ended December 31, 2001 and 2000.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FUND DESCRIPTIONS

Participants may direct their investments among several fund options and may change investment allocations on a daily basis. A description of each of the funds and the participant loans account for the plan years ended December 31, 2001 and 2000 are described below.

PIMCO Total Return II Fund - The PIMCO Total Return II Fund is an actively managed bond fund, which primarily invests in a diversified portfolio of fixed income securities. The fund invests in a broad spectrum of investment grade securities and seeks to provide returns with a risk posture similar to the bond market as a whole.

PIMCO Balanced Fund - The PIMCO Balanced Fund is an actively managed fund that invests in common stocks, bonds, and short-term securities, depending on the fund manager's evaluation of the potential of each type of investment. The fund seeks to provide total returns by combining the risk posture of both the stock and bond markets.

PIMCO Mid Cap Fund - The PIMCO Mid Cap Fund is an actively managed fund that invests in a diversified portfolio of common stocks. The fund seeks long-term growth of capital by investing in medium capitalization growth stocks that are reasonably priced.

Northern Institutional Equity Index Fund - The Northern Institutional Equity Index Fund is a passively managed fund that invests in a diversified group of common stocks similar to those included in the S&P 500 Index. The fund seeks to provide returns that match the performance of the unmanaged S&P 500 Index, a composite index of stocks of large capitalization companies.

Northern Collective Stable Asset Fund - The Northern Collective Stable Asset Fund is a collective trust that seeks to provide consistent income while maintaining the principal value of the fund and sufficient short-term and long-term liquidity for benefit payments and other withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks, and corporations, alternative and synthetic investment contracts, and a variety of debt instruments.

CIGNA Guaranteed Long-Term Fund - The CIGNA Guaranteed Long-Term Fund is a fund that is considered a guaranteed benefit policy as defined under the ERISA. The fund provides a guaranteed interest rate for each six-month period, which is market sensitive. No new investments are permitted in this fund.

Ameron Common Stock Fund - Contributions to the fund are used solely to purchase shares of Ameron common stock.

Participant Loans Account - The Participant Loans Account represents the loans receivable from participants. As loan repayments are made, the loan account balances are allocated back to the funds into which the participant's contributions are currently being invested.

4. INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows at December 31:

	2001	2000
PIMCO Total Return II Fund	$4,641,291	$3,579,974
PIMCO Balanced Fund	3,701,333	3,247,800
PIMCO Mid Cap Fund	7,165,037	9,276,655
Northern Institutional Equity Index Fund	6,864,756	8,196,836
Northern Collective Stable Asset Fund	5,614,642	3,241,795
Ameron Common Stock Fund	4,328,322	3,357,901

The net appreciation in fair value of investments by investment type is as follows for the years ended December 31:

	2001	2000
Mutual funds	$(2,533,192)	$1,289,161
Collective trusts	304,737	183,549
Ameron common stock	2,581,196	(186,097)
Net appreciation in fair value of investments	$ 352,741	$1,286,613

5. TRANSACTIONS WITH RELATED PARTIES

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

6. FEDERAL INCOME TAX STATUS

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on December 18, 1989. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, and a request for a new determination letter has been submitted to the IRS. The plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code, and the related trust was tax exempt as of the financial statement date.

* * * * * *

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of Investment	(c) Cost	(d) Market Value
INTEREST IN MUTUAL FUNDS			
PIMCO	PIMCO Total Return II Fund	$ 4,693,571	$ 4,641,291
	PIMCO Balanced Fund	3,867,199	3,701,333
	PIMCO Mid Cap Fund	8,390,233	7,165,037
Northern Trust*	Northern Institutional Equity Index Fund	7,532,555	6,864,756
	TOTAL INTEREST IN MUTUAL FUNDS	24,483,558	22,372,417
INTEREST IN COLLECTIVE TRUSTS			
Northern Trust*	Northern Collective Stable Asset Fund	5,480,769	5,614,642
	Northern Collective Short-Term Investment Fund	1,259,698	1,259,698
	TOTAL INTEREST IN COLLECTIVE TRUSTS	6,740,467	6,874,340
GUARANTEED INVESTMENT CONTRACT			
CIGNA	CIGNA Guaranteed Long-Term Fund	399,268	399,268
	TOTAL GUARANTEED INVESTMENT CONTRACT	399,268	399,268

* Party-in-Interest

(Continued)

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a) Identity of Issue, Borrower, Lessor, or Similar Party	(b) Description of Investment	(c) Cost	(d) Market Value
PARTICIPANT LOANS	Participant Loans	$ 1,094,498	$ 1,094,498
	TOTAL PARTICIPANT LOANS	1,094,498	1,094,498
AMERON COMMON STOCK			
Ameron International Corporation*	Ameron International Corporation Common Stock	3,243,835	4,328,322
	TOTAL AMERON COMMON STOCK	3,243,835	4,328,322
	GRAND TOTAL	$35,961,626	$35,068,845

* Party-in-Interest

(Concluded)

EXHIBIT INDEX

Exhibit No.	Exhibit	Page Number
23	Independent Auditors' Consent	12

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-36497 of Ameron International Corporation on Form S-8 of our report dated June 14, 2002 appearing in this Annual Report on Form 11-K of Ameron International Corporation 401(k) Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Los Angeles, California
June 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL
CORPORATION 401(k) RETIREMENT
SAVINGS PLAN

By: 

Gary Wagner
Ameron International Corporation
Senior Vice President &
Chief Financial Officer

Dated June 26, 2002